Exhibit 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Year ended December 31, 2006 (in millions, except ratios)

Excluding interest on deposits

Income from continuing operations before income taxes	$19,886

Fixed charges:
Interest expense	20,823
One-third of rents, net of income from subleases(a)	357

Total fixed charges	21,180

Less: Equity in undistributed income of affiliates	(152)

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$40,914

Fixed charges, as above	$21,180
Preferred stock dividends (pretax)	6

Fixed charges including preferred stock dividends	$21,186

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.93

Including interest on deposits

Fixed charges including preferred stock dividends, as above	$21,186
Add: Interest on deposits	17,042

Total fixed charges including preferred stock dividends and interest on deposits	$38,228

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$40,914
Add: Interest on deposits	17,042

Total Income from continuing operations before income taxes, fixed charges and interest on deposits	$57,956

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.52

(a)	The proportion deemed representative of the interest factor.

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